UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

Clinical Data, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

18725U109

(CUSIP Number)

Kevin L. Rakin

President and Chief Executive Officer

Genaissance Pharmaceuticals, Inc.

Five Science Park

New Haven, CT 06511

(203) 773-1450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genaissance Pharmaceuticals, Inc. 06-1338846

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,422,155

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.4%

14.	Type of Reporting Person (See Instructions) CO

This amendment (this “Amendment No. 1”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 29, 2005 (the “Original Schedule 13D”), relating to the Agreement and Plan of Merger dated as of June 20, 2005 (the “Merger Agreement”), among Clinical Data, Inc., a Delaware corporation (“Clinical Data”), Safari Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Clinical Data (the “Merger Sub”), and Genaissance Pharmaceuticals, Inc., a Delaware corporation (“Genaissance”).

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 1 relates is the common stock of Clinical Data.  The principal office of Clinical Data is located at One Gateway Center, Suite 411, Newton, Massachusetts 02158.

Item 2.	Identity and Background

This Amendment No. 1 is being filed by Genaissance.  Genaissance’s principal business is creating personalized medicines through the integration of pharmacogenomics into drug development and marketing.  The address of Genaissance’s principal business and principal office is Five Science Park, New Haven, Connecticut 06511.

Item 3.	Source and Amount of Funds or Other Consideration
There have been no changes since the filing of the Original Schedule 13D.
Item 4.	Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended to add the following:

On July 28, 2005, Clinical Data and Genaissance entered into an amendment (the “First Amendment”) to the Merger Agreement in accordance with Section 4.1 of the Merger Agreement, pursuant to which the parties thereto agreed to amend the terms of the Series A Preferred Stock of Clinical Data (the “Series A Preferred Stock”) to, among other things, (i) establish the total number of shares of Series A Preferred Stock to be designated for issuance to the Genaissance preferred stockholder in the Merger (as defined below), (ii) limit the Series A Preferred Stock voting rights to one vote for each share of Series A Preferred Stock held (without regard to the number of shares of common stock into which each share of Series A Preferred Stock would then be convertible), and (iii) establish the original issue price and conversion price for the Series A Preferred Stock.  Under the Merger Agreement, as amended by the First Amendment, the Merger Sub will merge with and into Genaissance and Genaissance will become a wholly owned subsidiary of Clinical Data (such events constituting the “Merger”).  Once the Merger is consummated, the Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of the Merger Sub will be merged into Genaissance with Genaissance remaining as the surviving corporation and a wholly owned subsidiary of Clinical Data.

The foregoing description of the First Amendment and the Amended and Restated Terms of Series A Preferred Stock attached thereto is qualified in its entirety by reference to the First Amendment, a copy of which is attached hereto as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer
There have been no changes since the filing of the Original Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, the First Amendment, and the voting agreements entered into in connection with the Merger (as described in the Original Schedule 13D), to the best knowledge of Genaissance, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Clinical Data, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following document is filed as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Exhibit No.	Description

99.1	First Amendment to Agreement and Plan of Merger, dated as of July 28, 2005, and Amended and Restated Terms of Series A Preferred Stock of Clinical Data, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005

GENAISSANCE PHARMACEUTICALS, INC.

By:	/s/ Ben D. Kaplan
Ben D. Kaplan
Senior Vice President and
Chief Financial Officer